Trombly Business Law 1320 Centre Street, Suite 202 Newton, MA 02459 Telephone (617) 243-0060 Facsimile (617) 243-0066

Amy M. Trombly, Esq.	amy@tromblybusinesslaw.com

September 18, 2007

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 6010
Washington, DC  20549

Attn:	Mr. Jeffrey Riedler

Re:	Baywood International, Inc.
Preliminary Information Statement on Schedule 14C
File No. 000-22024

Dear Mr. Riedler:

I am securities counsel for Baywood International, Inc. (the “Company”).  I enclose for filing under the Securities Exchange Act of 1934 the Amended 8-K.  The Company is responding to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated August 1, 2007.

Set forth below are the Company’s responses to the Staff’s comments.  The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Preliminary Information Statement on Schedule 14C filed July 9, 2007

General

Comment 1.
We acknowledge your response to comment 1.  Based on the information provided in your filing, it appears that your acquisition of Nutritional Specialties, Inc. (“Nutritional Specialties”) qualifies as that of a “significant” business under Item 310(c)(3)(i) of Regulation S-B.  As a result, we request that you furnish the applicable interim financial statements for Nutritional Specialties required by Item 310(b) of Regulation S-B.

Response 1.	The Company has complied with the Staff’s comment.

Pro Forma (Unaudited) Condensed Consolidated Financial Statements, page 11

Pro Forma Condensed Consolidated Statement of Operations for the Period Ended March 31, 2007, page 11

Comment 2.
We acknowledge your response to comment 2.  Please revise your footnote configuration to reflect that the $63,034 provision for income taxes relates to footnote (5).  Additionally, please revise your disclosure to denote your loss per common share footnote as (6); you already denoted your debt acquisition cost explanation as footnote (4).

Response 2.	The Company has complied with the Staff’s comment.

If you have further questions or comments, please feel free to contact us.  We are happy to cooperate in any way we can.

Regards,

/s/ Amy M. Trombly

Amy M. Trombly
Counsel for Baywood International, Inc.
cc:           Baywood International, Inc.